ENTERPRISE DIAGNOSTICS, INC.

FINANCIAL STATEMENTS

For the fiscal period September 17, 2025 (Inception) to December 31, 2025

(Unaudited)

ENTERPRISE DIAGNOSTICS, INC.

Balance Sheets

As of December 31,	2025	2024
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ -	-
Prepaid expenses	-	-
Accounts receivable	-	-
TOTAL CURRENT ASSETS	**-**	**-**
TOTAL ASSETS	**-**	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	9,486.36	-
TOTAL LIABILITIES	**9,486.36**	**-**
STOCKHOLDERS' EQUITY		
Common Stock	-	-
Retained Earnings (Accumulated Deficit)	(9,486.36)	-
TOTAL STOCKHOLDERS' EQUITY	**(9,486.36)**	**-**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**0**	**-**

ENTERPRISE DIAGNOSTICS, INC.

Statement of Operations

	2025	2024
Operating income		
Revenue	$ -	$ -
Gross Profit	**-**	**-**
Operating Expenses		
Training & Development	5,350.00	-
Website & Web Design	2,276.64	-
Legal & Professional Services	1,244.00	-
Marketing	474.95	-
Office Supplies & Software	140.77	-
Total Operating Expenses	**9,486.36**	**-**
Net Income (Loss)	**(9,486.36)**	**-**

ENTERPRISE DIAGNOSTICS, INC.
Consolidated Statement of Equity

	COMMON STOCK		Additional	Related Earnings	Total
	Shares	Amount	Paid-in Capital		
BEGINNING BALANCE SEPTEMBER 17, 2025 (INCEPTION)		$-	$-	$-	$-
Contributions	9,600,000	$9,600,000	($9,504.00)		$96.00
Net Income (loss)				($9,486.36)	($9,486.36)
ENDING BALANCE DECEMBER 31, 2025	**9,600,000**	**$9,600.00**	**($9,540.00)**	**($9,486.36)**	**($9,390.36)**

ENTERPRISE DIAGNOSTICS, INC.

Statement of Cash Flows

	2025	2024
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	(9,486.36)	-
Change in Accounts Payable	9,486.36	-
Net Cash Flows From Operating Activities	**-**	**-**
Cash Flows From Financing Activities		
Stock issuance	-	-
Net Cash Flows From Financing Activities	**-**	**-**
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	-	-
Cash at End of Period	**-**	**-**

ENTERPRISE DIAGNOSTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Period Ended December 31, 2025

1. ORGANIZATION AND PURPOSE

Enterprise Diagnostics, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company was originally organized as Enterprise Diagnostics LLC, a Texas limited liability company, on September 17, 2025. On January 7, 2026, the Company completed a statutory conversion to a Delaware C-Corporation.

The Company operates an AI-powered operational intelligence platform built on Palantir Foundry for private equity firms and their portfolio companies, delivering systematic EBITDA improvements through operational diagnostics and AI-driven insights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions.

d) Legal Fees

Legal fees consist of legal services provided for the formation and conversion of the Company.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMON STOCK

The Company is authorized to issue 12,000,000 shares of common stock with a par value of $0.001 per share. On January 10, 2026 (subsequent to the fiscal year end), the Company issued 9,600,000 shares of common stock to Michael Jay Cupps at $0.00001 per share for total proceeds of $96.00. These shares are reflected in the December 31, 2025 balance sheet as they relate to the conversion from LLC to C-Corporation.

4. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to December 31, 2025 through January 26, 2026. The following subsequent events were identified:

On January 7, 2026, the Company completed a statutory conversion from Enterprise Diagnostics LLC, a Texas limited liability company, to Enterprise Diagnostics, Inc., a Delaware C-Corporation, by filing a Certificate of Conversion and Certificate of Incorporation with the Delaware Secretary of State.

On January 10, 2026, the Board of Directors authorized the issuance of 9,600,000 shares of common stock to Michael Jay Cupps at a price of $0.00001 per share, for total consideration of $96.00.

No other events require recognition in the financial statements or disclosures per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. RELATED-PARTY TRANSACTIONS

During the fiscal period ended December 31, 2025, Michael Jay Cupps, the Company's founder and sole stockholder, paid operating expenses on behalf of the Company totaling $9,486.36. These expenses consisted primarily of training and development, website and web design, legal and professional services, marketing, and office software expenses.

As of December 31, 2025, the total amount paid by Mr. Cupps on behalf of the Company is recorded as accounts payable in the accompanying balance sheet. These payments are not treated as capital contributions or loans. The Company intends to reimburse Mr. Cupps for these expenses in the ordinary course of business.